BAKER & MCKENZIE

貝克・麥堅時律師事務所

[redacted]

07028596

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Washington, DC

December 04, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated November 28, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. [signature]

Joyce Ip / Vincent Wang

Encl.

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

Letter_to_SEC-503663-v10-HKGDMS.DOC

## Annex 1

**A List of Documents Made Public**
**in connection with the Listing since our last submission on November 28, 2007:**

1. Announcement of Determination of the Offer Price Range for the A Share Issue by China Shipping Container Lines Company Limited, released on December 03, 2007.

**中海集装箱運輸股份有限公司**

**China Shipping Container Lines Company Limited***

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2866)**

# DETERMINATION OF THE OFFER PRICE RANGE FOR THE A SHARE ISSUE

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The Board is pleased to announce that the offer price range for the A Share Issue has been set at RMB6.00 to RMB6.62 per A Share (both prices inclusive).

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

Reference is made to the Company's announcements dated 9 August 2007, 19 November 2007 and 27 November 2007 and the circular to Shareholders dated 15 August 2007 in respect of the A Share Issue. Unless otherwise indicated, capitalised terms used in this announcement shall have the same meanings as those defined in the said announcements and circular.

The Board is pleased to announce that, following the completion of preliminary market consultation with price consultation parties conducted from 28 November 2007 to 30 November 2007 (both days inclusive) in the PRC, the Company and the joint sponsors (lead underwriters) of the A Share Issue have set an offer price range for the A Share Issue at RMB6.00 to RMB6.62 per A Share (both prices inclusive).

An announcement regarding the offer price range for the A Share Issue will be published in three PRC newspapers, namely, the China Securities Journal, Shanghai Securities News and Securities Times on 4 December 2007.

The above price range was determined based on various considerations, including the results of the preliminary price consultation, the fundamentals of the Company, the traded price of the H Shares, valuation of comparable companies and market conditions. The Company will issue an announcement once the offer size and the offer price for the A Share Issue have been determined.

By order of the Board of
**China Shipping Container Lines Company Limited**
**Ye Yumang**
*Company Secretary*

Shanghai, the People's Republic of China
3 December 2007

*The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.*

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END